Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                October 11, 2019




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



         Re:                         FT 8315
                       Strong Foundation Portfolio Series
                                   (the "Trust")
                       CIK No. 1784393 File No. 333-233742
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE COMMENT NOTED THAT THE STATEMENT "ETFS MAY ALSO BE INCLUDED IN THE PORTFOLIO" SEEMS TO BE AT ODDS WITH THE TRUST INVESTING A SIGNIFICANT PORTION OF ITS ASSETS IN SHARES ISSUED BY AN ETF.

      Response: The prospectus has been revised in accordance with this comment.

      2. PLEASE ADD DISCLOSURE ABOUT WHY INVESTORS SHOULD HOLD THEIR INVESTMENT UNTIL MATURITY.

      Response: The prospectus has been revised in accordance with this comment.

      3. THE COMMENT NOTED THE OBJECTIVE OF THE UNDERLYING ETF AND ASKED IF DIVIDEND YIELD SHOULD BE ONE OF THE GOALS OF THE TRUST AS LISTED IN THE SECTION ENTITLED "PORTFOLIO - PORTFOLIO SELECTION PROCESS."

      Response: The goals of the Trust listed in the section entitled "Portfolio
- Portfolio Selection Process" applies to the common stocks selected for the Trust. As the section entitled "Portfolio - ETF Selection" explains, dividend yield is one of the factors considered in selecting the ETFs for the Trust.

      4. PLEASE CONSIDER WHETHER INVESTING IN DISTRESSED DEBT AND/OR REITS SHOULD BE DISCLOSED AS A PRINCIPAL STRATEGY BASED ON THE RISKS DESCRIBED IN THE SECTION ENTITLED "RISK FACTORS."

      Response: The Trust anticipates that neither REITs nor distressed debt will represent a significant percentage of the Trust's assets and should not be disclosed as a principal strategy of the Trust.

      5. PLEASE SPECIFY THE PERCENTAGE OF THE TRUST'S ASSETS THAT WILL BE INVESTED IN SHARES ISSUED BY THE FIRST TRUST VALUE LINE(R) DIVIDEND INDEX FUND.

      Response: This percentage will be specified in the section entitled "Schedule of Investments."

Risk Factors
____________

      6. PLEASE CLARIFY THAT THE RISKS DISCUSSED IN THE SECTION ENTITLED "ADDITIONAL RISKS OF INVESTING IN FVD" ARE PRINCIPAL RISKS OF THE TRUST.

      Response: The prospectus has been revised in accordance with this comment.

Registration Statement
______________________

      7. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      8. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                     Very truly yours,

                                                     CHAPMAN AND CUTLER LLP


                                                     By  /s/ Daniel J. Fallon
                                                        ______________________
                                                        Daniel J. Fallon